================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F   X     Form 40-F
                                     -----            -----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes           No  X
                                    -----       -----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes           No  X
                                    -----       -----

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes           No  X
                                    -----       -----

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

================================================================================

           PRESENTATION ON 2004 RESULTS UNDER INTERNATIONAL FINANCIAL
                           REPORTING STANDARDS (IFRS)

Endesa (NYSE: ELE) has released its 2004 unaudited financial results under IFRS today, Tuesday April 5th, 2005.

At 12:00h (Madrid time) there has been a presentation in Endesa's headquarters hosted by

        Mr. Jose Luis Palomo - Chief Financial Officer Mr. Javier
        Avila - Economic Vice-President


The presentation is available for download from Endesa's website
(http://www.endesa.es)


ENDESA S.A. AND SUBSIDIARIES CONSOLIDATED PRO-FORMA BALANCE SHEETS UNDER IFRS
-----------------------------------------------------------------------------
                                                                                           Year 2004
                                                                                     ---------------
                                                                                        Euro Million
                                                                                     ---------------

  ASSETS                                     1st QUARTER   2nd QUARTER   3rd QUARTER     4th QUARTER
                                            --------------------------------------------------------
  Total fixed assets                              38,228         37,934       39,060         39,303
  Utility plant                                   27,275         27,252       28,452         28,947
  Intagible asset                                    307            292          296            323
  Goodwill                                         3,477          3,390        3,599          3,556
  Long term financial investments                  1,569          1,523        1,438          1,296
  Investments in associates                        2,596          2,481        2,205          2,191
  Deferred tax assets                              3,004          2,996        3,070          2,990
  Total current assets                             7,611          6,446        6,755          7,879
  Inventories                                        630            663          829            777
  Trade Receivables                                4,444          4,344        4,596          4,471
  Short term financial investments                   365            302          352            344
  Cash and cash equivalents                        2,053          1,023          868          2,178
  Other current assets                               119            114          110            109
  TOTAL ASSETS                                    45,839         44,380       45,815         47,182


  EQUITY AND LIABILITIES                     1st QUARTER  2nd QUARTER    3rd QUARTER     4th QUARTER
                                            --------------------------------------------------------
  Total equity                                    13,419         13,171       14,152         14,133
  Atributtable to equity holders of the
   parent company                                  8,557          8,323        8,844          8,728
  Minority interest                                4,862          4,848        5,308          5,405
  Non-current liabilities                         26,146         24,795       25,188         26,400
  Deferred revenues                                1,423          1,466        1,991          1,535
  Long term provisions                             4,239          4,152        4,182          4,394
  Long term financial debt                        18,488         17,126       16,796         17,715
  Other non-current liabilities                      364            403          532          1,032
  Deferred tax liabilities                         1,632          1,648        1,687          1,724
  Current liabilities                              6,274          6,414        6,475          6,649
  Short term financial debt                        2,204          1,683        1,959          1,541
  Trade and other payables                         4,070          4,731        4,516          5,108
  TOTAL EQUITY AND LIABILITIES                    45,839         44,380       45,815         47,182



  CONSOLIDATED PRO-FORMA STATEMENTS OF INCOME UNDER IFRS                                     Year 2004
  ------------------------------------------------------                                --------------
                                                                                          Euro Million
                                                                                        --------------

                                                1st QUARTER   2nd QUARTER   3rd QUARTER    4th QUARTER
                                              --------------------------------------------------------
  REVENUES                                            3,333         6,596        10,182        13,776
    Sales                                             3,274         6,478         9,997        13,620
    Other operating revenues                             59           118           185           156
  PURCHASES AND SERVICES                              1,388         2,896         4,589         6,403
    Energy purchases                                    560         1,196         1,879         2,657
    Fuel procurement costs                              524         1,120         1,815         2,534
    Transmission expenses                               123           245           376           520
    Other variable purchases and services               181           335           519           692
  GROSS MARGIN                                        1,945         3,700         5,593         7,373
    Work performed by the entity and
     capitalized                                         35            72           111           161
    Personnel expenses                                  274           570           884         1,393
    Other fixed operating expenses                      315           656         1,024         1,620
  GROSS OPERATING INCOME (EBITDA)                     1,391         2,546         3,796         4,521
    Depreciation and amortization                       381           774         1,195         1,675
  OPERATING INCOME (EBIT)                             1,010         1,772         2,601         2,846
  FINANCIAL INCOME                                     (270)         (592)         (850)       (1,147)
    Net financial expenses                             (304)         (590)         (836)       (1,087)
    Foreign exchanges                                    34            (2)          (14)          (60)
  Share of profit of associates                          18            27            54            79
  Income from other investments                          11            22            18            40
  Income from asset sales                                 2           134           157           195
  INCOME BEFORE TAXES                                   771         1,363         1,980         2,013
  Income tax                                            209           390           507           352
  PROFIT FOR THE PERIOD                                 562           973         1,473         1,661
    Attributable to the holders of the parent
     company                                            441           778         1,172         1,253
    Minority interest                                   121           195           301           408




CONSOLIDATED PRO-FORMA BALANCE SHEETS UNDER IFRS SPAIN AND PORTUGAL ELECTRICITY BUSINESS
----------------------------------------------------------------------------------------

                                                                                         Year 2004
                                                                                  ----------------
                                                                                      Euro Million
                                                                                  ----------------

  ASSETS                                    1st QUARTER  2nd QUARTER  3rd QUARTER      4th QUARTER
                                           -------------------------------------------------------
  Total fixed assets                             18,879       19,007       19,869          20,219
  Utility plant                                  15,342       15,437       16,007          16,657
  Intagible asset                                   222          214          235             251
  Goodwill
  Long term financial investments                   793          772          803             703
  Investments in associates                         225          252          417             402
  Deferred tax assets                             2,297        2,332        2,407           2,206
  Total current assets                            4,326        3,200        3,581           4,659
  Inventories                                       462          476          506             501
  Trade Receivables                               2,802        2,660        2,825           2,864
  Short term financial investments                 (455)        (448)           1            (121)
  Cash and cash equivalents                       1,398          398          139           1,306
  Other current assets                              119          114          110             109
  TOTAL ASSETS                                   23,205       22,207       23,450          24,878


  EQUITY AND LIABILITIES                     1st QUARTER 2nd QUARTER   3rd QUARTER     4th QUARTER
                                           -------------------------------------------------------
  Total equity                                    6,382        6,131        6,645           6,435
  Atributtable to equity holders of the
   parent company                                 4,777        4,530        5,028           4,819
  Minority interest                               1,605        1,601        1,617           1,616
  Non-current liabilities                        13,828       12,751       13,405          14,473
  Deferred revenues                               1,337        1,389        1,382           1,446
  Long term provisions                            3,386        3,330        3,310           3,451
  Long term financial debt                        8,439        7,245        7,851           8,731
  Other non-current liabilities                     211          333          406             387
  Deferred tax liabilities                          455          454          456             458
  Current liabilities                             2,995        3,325        3,400           3,970
  Short term financial debt                         367           91          510             566
  Trade and other payables                        2,628        3,234        2,890           3,404
  TOTAL EQUITY AND LIABILITIES                   23,205       22,207       23,450          24,878





CONSOLIDATED PRO-FORMA STATEMENTS OF INCOME UNDER IFRS SPAIN AND PORTUGAL ELECTRICITY BUSINESS
----------------------------------------------------------------------------------------------

                                                                                        Year 2004
                                                                                    -------------
                                                                                     Euro Million
                                                                                    -------------

                                            1st QUARTER   2nd QUARTER   3rd QUARTER   4th QUARTER
                                           ------------------------------------------------------
  REVENUES                                         1,704         3,835        5,118        6,830
    Sales                                          1,670         3,768        5,023        6,759
    Other operating revenues                          34            67           95           71
  PURCHASES AND SERVICES                             492         1,433        1,686        2,478
    Energy purchases                                 141           513          460          735
    Fuel procurement costs                           267           738          964        1,356
    Transmission expenses                             44            98          132          189
    Other variable purchases and services             40            84          130          198
  GROSS MARGIN                                     1,212         2,402        3,432        4,352
    Work performed by the entity and
     capitalized                                      30            66           93          133
    Personnel expenses                               193           415          605          985
    Other fixed operating expenses                   205           450          680        1,028
  GROSS OPERATING INCOME (EBITDA)                    844         1,603        2,240        2,472
    Depreciation and amortization                    246           521          792        1,040
  OPERATING INCOME (EBIT)                            598         1,082        1,448        1,432
  FINANCIAL INCOME                                  (139)         (288)        (392)        (491)
    Net financial expenses                          (140)         (289)        (397)        (501)
    Foreign exchanges                                  1             1            5           10
  Share of profit of associates                        3            13           32           46
  Income from other investments                       11            22           18           23
  Income from asset sales                              2            18           40           71
  INCOME BEFORE TAXES                                475           847        1,146        1,081
  Income tax                                         144           227          253          124
  PROFIT FOR THE PERIOD                              331           620          893          957
    Attributable to the holders of the
     parent company                                  314           578          845          888
    Minority interest                                 17            42           48           69




CONSOLIDATED PRO-FORMA BALANCE SHEETS UNDER IFRS EUROPE ELECTRICITY BUSINESS
----------------------------------------------------------------------------

                                                                                         Year 2004
                                                                                  ----------------
                                                                                      Euro Million
                                                                                  ----------------

  ASSETS                                    1st QUARTER  2nd QUARTER  3rd QUARTER      4th QUARTER
                                           -------------------------------------------------------
  Total fixed assets                              4,659        4,643        5,253           5,365
  Utility plant                                   2,614        2,625        3,519           3,532
  Intagible asset                                     2            3            3              14
  Goodwill                                        1,356        1,342        1,497           1,507
  Long term financial investments                    28           29           38              41
  Investments in associates                         534          541           88             112
  Deferred tax assets                               125          103          108             159
  Total current assets                              474          606          874             833
  Inventories                                        57           76          199             189
  Trade Receivables                                 401          511          592             555
  Short term financial investments                    6           11           10              28
  Cash and cash equivalents                          10            8           73              61
  Other current assets
  TOTAL ASSETS                                    5,133        5,249        6,127           6,198


  EQUITY AND LIABILITIES                    1st QUARTER  2nd QUARTER  3rd QUARTER      4th QUARTER
                                           -------------------------------------------------------
  Total equity                                    1,872        1,924        2,260           2,306
  Atributtable to equity holders of the
   parent company                                 1,519        1,563        1,623           1,667
  Minority interest                                 353          361          637             639
  Non-current liabilities                         2,307        2,404        2,865           2,947
  Deferred revenues                                   2            2            9               9
  Long term provisions                              117          113          165             254
  Long term financial debt                        1,968        2,061        1,897           1,881
  Other non-current liabilities                                               541             535
  Deferred tax liabilities                          220          228          253             268
  Current liabilities                               954          921        1,002             945
  Short term financial debt                         575          490          402             297
  Trade and other payables                          379          431          600             648
  TOTAL EQUITY AND LIABILITIES                    5,133        5,249        6,127           6,198



CONSOLIDATED PRO-FORMA STATEMENTS OF INCOME UNDER IFRS EUROPE ELECTRICITY BUSINESS
----------------------------------------------------------------------------------

                                                                                        Year 2004
                                                                                    -------------
                                                                                     Euro Million
                                                                                    -------------

                                            1st QUARTER   2nd QUARTER   3rd QUARTER  4th QUARTER
                                           ------------------------------------------------------
  REVENUES                                           561         1,128        1,797        2,576
    Sales                                            559         1,122        1,789        2,557
    Other operating revenues                           2             6            8           19
  PURCHASES AND SERVICES                             376           775        1,243        1,746
    Energy purchases                                 174           404          641          862
    Fuel procurement costs                           190           347          564          817
    Transmission expenses                              1            13           16           31
    Other variable purchases and services             11            11           22           36
  GROSS MARGIN                                       185           353          554          830
    Work performed by the entity and
     capitalized                                       1             4            5           10
    Personnel expenses                                18            37           61          115
    Other fixed operating expenses                    18            48           82          190
  GROSS OPERATING INCOME (EBITDA)                    150           272          416          535
    Depreciation and amortization                     30            59           98          165
  OPERATING INCOME (EBIT)                            120           213          318          370
  FINANCIAL INCOME                                   (15)          (31)         (45)         (62)
    Net financial expenses                           (15)          (31)         (45)         (63)
    Foreign exchanges                                                                          1
  Share of profit of associates                        7            14            7           10
  Income from other investments
  Income from asset sales
  INCOME BEFORE TAXES                                112           196          280          318
  Income tax                                          43            75          112          114
  PROFIT FOR THE PERIOD                               69           121          168          204
    Attributable to the holders of the
     parent company                                   59           102          140          169
    Minority interest                                 10            19           28           35




CONSOLIDATED PRO-FORMA BALANCE SHEETS UNDER IFRS LATIN AMERICAN ELECTRICITY BUSINESS

                                                                                             Year 2004
                                                                                        --------------
                                                                                          Euro Million
                                                                                        --------------

  ASSETS                                        1st QUARTER   2nd QUARTER   3rd QUARTER    4th QUARTER
                                              --------------------------------------------------------
  Total fixed assets                                 12,135        11,842        12,153        11,952
  Utility plant                                       8,882         8,723         8,924         8,752
  Intagible asset                                        64            56            58            58
  Goodwill                                            2,121         2,048         2,102         2,049
  Long term financial investments                       580           555           547           499
  Investments in associates                             155           150           193           183
  Deferred tax assets                                   333           310           329           411
  Total current assets                                2,664         2,524         2,265         2,332
  Inventories                                           110           110           122            86
  Trade Receivables                                   1,175         1,097         1,147         1,026
  Short term financial investments                      741           709           340           409
  Cash and cash equivalents                             638           608           656           811
  Other current assets
  TOTAL ASSETS                                       14,799        14,366        14,418        14,284


  EQUITY AND LIABILITIES                        1st QUARTER   2nd QUARTER   3rd QUARTER    4th QUARTER
                                              --------------------------------------------------------
  Total equity                                        5,115         4,983         5,341         5,491
  Atributtable to equity holders of the
   parent company                                     2,224         2,112         2,287         2,341
  Minority interest                                   2,891         2,871         3,054         3,150
  Non-current liabilities                             7,517         7,392         7,094         7,164
  Deferred revenues                                      78            69            81            80
  Long term provisions                                  680           657           681           671
  Long term financial debt                            5,926         5,819         5,432         5,490
  Other non-current liabilities                          44            53            90           100
  Deferred tax liabilities                              789           794           810           823
  Current liabilities                                 2,167         1,991         1,983         1,629
  Short term financial debt                           1,139         1,068         1,018           652
  Trade and other payables                            1,028           923           965           977
  TOTAL EQUITY AND LIABILITIES                       14,799        14,366        14,418        14,284




CONSOLIDATED PRO-FORMA STATEMENTS OF INCOME UNDER IFRS LATIN AMERICAN ELECTRICITY BUSINESS
------------------------------------------------------------------------------------------

                                                                                             Year 2004
                                                                                        --------------
                                                                                          Euro Million
                                                                                        --------------

                                               1st QUARTER   2nd QUARTER   3rd QUARTER   4th QUARTER
                                              --------------------------------------------------------
  REVENUES                                            1,037         2,131         3,261         4,357
    Sales                                             1,015         2,084         3,183         4,297
    Other operating revenues                             22            47            78            60
  PURCHASES AND SERVICES                                514         1,073         1,659         2,177
    Energy purchases                                    245           509           778         1,060
    Fuel procurement costs                               66           185           287           360
    Transmission expenses                                78           146           228           300
    Other variable purchases and services               125           233           366           457
  GROSS MARGIN                                          523         1,058         1,602         2,180
    Work performed by the entity and
     capitalized                                          4             5            13            18
    Personnel expenses                                   60           130           211           285
    Other fixed operating expenses                       85           170           259           391
  GROSS OPERATING INCOME (EBITDA)                       382           763         1,145         1,522
    Depreciation and amortization                        99           209           305           468
  OPERATING INCOME (EBIT)                               283           554           840         1,054
  FINANCIAL INCOME                                     (113)         (267)         (380)         (540)
    Net financial expenses                             (133)         (251)         (347)         (453)
    Foreign exchanges                                    20           (16)          (33)          (87)
  Share of profit of associates                           4            (1)            7            16
  Income from other investments
  Income from asset sales                                                             1             2
  INCOME BEFORE TAXES                                   174           286           468           532
  Income tax                                             27           105           134           101
  PROFIT FOR THE PERIOD                                 147           181           334           431
    Attributable to the holders of the parent
     company                                             53            38           109           127
    Minority interest                                    94           143           225           304



CONSOLIDATED PRO-FORMA BALANCE SHEETS UNDER IFRS OTHER BUSINESSES
-----------------------------------------------------------------

                                                                                         Year 2004
                                                                                  ----------------
                                                                                      Euro Million
                                                                                  ----------------

  ASSETS                                    1st QUARTER  2nd QUARTER  3rd QUARTER      4th QUARTER
                                           -------------------------------------------------------
  Total fixed assets                              2,555        2,442        1,785           1,767
  Utility plant                                     437          467            2               6
  Intagible asset                                    19           19
  Goodwill
  Long term financial investments                   168          167           50              53
  Investments in associates                       1,682        1,538        1,507           1,494
  Deferred tax assets                               249          251          226             214
  Total current assets                              147          116           35              55
  Inventories                                         1            1            2               1
  Trade Receivables                                  66           76           32              26
  Short term financial investments                   73           30            1              28
  Cash and cash equivalents                           7            9
  Other current assets
  TOTAL ASSETS                                    2,702        2,558        1,820           1,822


  EQUITY AND LIABILITIES                     1st QUARTER 2nd QUARTER   3rd QUARTER     4th QUARTER
                                           -------------------------------------------------------
  Total equity                                       50          133          (94)            (99)
  Atributtable to equity holders of the
   parent company                                    37          118          (94)            (99)
  Minority interest                                  13           15
  Non-current liabilities                         2,494        2,248        1,824           1,816
  Deferred revenues                                   6            6
  Long term provisions                               56           52           26              18
  Long term financial debt                        2,155        2,001        1,616           1,613
  Other non-current liabilities                     109           17           14              10
  Deferred tax liabilities                          168          172          168             175
  Current liabilities                               158          177           90             105
  Short term financial debt                         123           34           29              26
  Trade and other payables                           35          143           61              79
  TOTAL EQUITY AND LIABILITIES                    2,702        2,558        1,820           1,822




CONSOLIDATED PRO-FORMA STATEMENTS OF INCOME UNDER IFRS OTHER BUSINESSES
-----------------------------------------------------------------------

                                                                                             Year 2004
                                                                                        --------------
                                                                                          Euro Million
                                                                                        --------------

                                               1st QUARTER   2nd QUARTER   3rd QUARTER   4th QUARTER
                                              --------------------------------------------------------
  REVENUES                                               31            69             6            13
    Sales                                                30            67             2             7
    Other operating revenues                              1             2             4             6
  PURCHASES AND SERVICES                                  6            20             1             2
    Energy purchases
    Fuel procurement costs                                1             7                           1
    Transmission expenses
    Other variable purchases and services                 5            13             1             1
  GROSS MARGIN                                           25            49             5            11
    Work performed by the entity and
     capitalized
    Personnel expenses                                    3             7             7             8
    Other fixed operating expenses                        7            12             3            11
  GROSS OPERATING INCOME (EBITDA)                        15            30            (5)           (8)
    Depreciation and amortization                         6            14                           2
  OPERATING INCOME (EBIT)                                 9            16            (5)          (10)
  FINANCIAL INCOME                                       (3)          (22)          (33)          (54)
    Net financial expenses                              (16)          (35)          (47)          (70)
    Foreign exchanges                                    13            13            14            16
  Share of profit of associates                           4             8             8             7
  Income from other investments                                                                    17
  Income from asset sales                                             116           116           122
  INCOME BEFORE TAXES                                    10           118            86            82
  Income tax                                             (5)           15             8            13
  PROFIT FOR THE PERIOD                                  15           103            78            69
    Attributable to the holders of the parent
     company                                             15           103            78            69
    Minority interest




OPENING BALANCE SHEETS AS OF 1.01.2005 UNDER APLICATION OF IAS N 32 AND N 39
----------------------------------------------------------------------------

                                                                                              Euro Million
                                                                                            --------------

  ASSETS                             TOTAL    Electricity     Electricity     Electricity       Other
                                                Business        Business        Business      Businesses
                                                 Spain &         Europe       Latin America
                                                Portugal
                                             -------------------------------------------------------------
  Total fixed assets                  39,402         20,331            5,367         11,955         1,749
  Utility plant                       28,947         16,657            3,532          8,752             6
  Intagible asset                        323            251               14             58
  Goodwill                             3,556                           1,507          2,049
  Long term financial investments      1,337            744               41            499            53
  Investments in associates            2,173            402              112            183         1,476
  Deferred tax assets                  3,066          2,277              161            414           214
  Total current assets                 7,783          4,563              833          2,332            55
  Inventories                            777            501              189             86             1
  Trade Receivables                    4,471          2,864              555          1,026            26
  Short term financial investments       357           (108)              28            409            28
  Cash and cash equivalents            2,178          1,306               61            811
  TOTAL ASSETS                        47,185         24,894            6,200         14,287         1,804

  EQUITY AND LIABILITIES             TOTAL    Electricity     Electricity     Electricity       Other
                                               Business        Business        Business       Businesses
                                                Spain &         Europe       Latin America
                                               Portugal
                                             -------------------------------------------------------------
  Total equity                        12,498          4,838            2,302          5,475          (117)
  Atributtable to equity holders
   of the parent company               8,600          4,722            1,664          2,331          (117)
  Minority interest                    3,898            116              638          3,144
  Non-current liabilities             28,038         16,086            2,953          7,183         1,816
  Deferred revenues                    1,535          1,446                9             80
  Preferred shares                     1,409          1,409
  Long term provisions                 4,394          3,451              254            671            18
  Long term financial debt            17,926          8,917            1,887          5,509         1,613
  Other non-current liabilities        1,032            387              535            100            10
  Deferred tax liabilities             1,742            476              268            823           175
  Current liabilities                  6,649          3,970              945          1,629           105
  Short term financial debt            1,541            566              297            652            26
  Trade and other payables             5,108          3,404              648            977            79
  TOTAL EQUITY AND LIABILITIES        47,185         24,894            6,200         14,287         1,804


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ENDESA, S.A.

Dated: April 5th, 2005                  By:/s/David Raya
                                           ------------------------------------
                                           Name: David Raya
                                           Title: Manager of North America
                                                  Investor Relations